Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4, No. 333-) and related Prospectus of Voya Financial, Inc. for the offer to exchange up to $350,000,000 principal amount of 4.7% Fixed-to-Floating Rate Junior Subordinated Notes due 2048, and to the incorporation by reference therein of our reports dated February 23, 2018 with respect to the consolidated financial statements and schedules of Voya Financial, Inc., and the effectiveness of internal control over financial reporting of Voya Financial, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 25, 2018